Microsoft Word 11.0.0000;http://schemas.microsoft.com
/office/word/2003/wordml013fSUB ITEM 77I



Effective April 18, 2008, MFS Growth Fund, a series of MFS Series Trust II, converted Class R shares (if offered) and Class R2 shares to Class R3 shares, and, effective April 21, 2008, redesignated Class R3, Class R4, and Class R5, as Class R2, Class R3, and Class R4, respectively.